Exhibit 99.1

Caledonia Mining Corporation Plc

(NYSE AMERICAN, AIM and VFEX: CMCL)

Issue of Securities Pursuant to Long Term Incentive Plan Awards

St Helier, February 10, 2026: Caledonia Mining Corporation Plc ("the Company" or "Caledonia") announces that following the vesting of long-term incentive plan awards, which were awarded under the 2015 Omnibus Equity Incentive Compensation Plan of the Company (the "Plan"), a total of 8,244 common shares of no par value in the Company are being issued to a member and a retired member of staff within the Company's group (none of whom are "Persons Discharging Managerial Responsibility" ("PDMRs") within the meaning of the Market Abuse Regulation (EU) No. 596/2014), including in the form of Zimbabwe depositary receipts in respect of such shares, on or about February 12, 2026.

Application has been made by Caledonia for the admission of depositary interests representing the shares to trading on AIM and it is anticipated that trading in such securities will commence on or about February 12, 2026.

Following issue of the shares, the Company will have a total number of shares in issue of 19,313,028 common shares of no par value each. Caledonia has no shares in treasury; therefore, this figure may be used by holders of securities in the Company as the denominator for the calculations by which they determine if they are required to notify their interest in, or a change to their interest in, the Company.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden Pearl Kellie	Tel: +44 207 397 1965 Tel: +44 131 220 9775
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39